UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

FTS International, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

30283W302

(CUSIP Number)

Haig Maghakian,  GLENDON CAPITAL MANAGEMENT LP  2425 Olympic Blvd., Suite 500E  Santa Monica,  CA  90404  Phone : 3109070450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Glendon Capital Management LP 46-1394333

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,760,675

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,760,675

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,760,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.86%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Glendon Opportunities Fund II, LP 82-1515613

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,309,816

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,309,816

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,309,816

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.57%

14	TYPE OF REPORTING PERSON
PN

Item 1.	Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") relates to the New Class A Common Stock, par value $0.01 per share (the "Shares"), of FTS International, Inc. (formerly known as FTS International, Inc. "Legacy FTSI") (the "Issuer"). The principal executive office of the Company is located at 777 Main Street, Suite 2900, Fort Worth, Texas 76102.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by Glendon Capital Management, LP ("GCM") and Glendon Opportunities Fund II, L.P. ("G2") (collectively referred to as the "Reporting Entities"). GCM has the power to direct the voting and disposition of the shares of the Issuer's Shares held directly by G2 and certain other advisory clients of GCM that hold less than 5% of the Issuer's Shares (collectively with G2, the "Glendon Investor").

(b)
The business address of GCM is 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404.

The business address of G2 is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Rd, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(c)	The principal business of GCM is a registered investment adviser. The principal business of G2 is a pooled investment vehicle.

(d)
During the last five years, none of the Reporting Entities nor any of their respective general partners or officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Entities nor any of their respective general partners or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	GCM is a Delaware limited partnership. G2 is a Cayman Islands exempted limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

In accordance with the Issuer’s emergence from Chapter 11 protection, on November 19, 2020 (the “Effective Date”), all outstanding obligations under the Issuer’s 6.25% senior secured notes due May 1, 2022 (the “Notes”) issued pursuant to the Indenture, dated as of April 16, 2014, among the Issuer, the guarantors named therein and U.S. Bank National Association, as collateral agent and trustee (the “Indenture”), were cancelled, and the Indenture governing such obligations was cancelled, except to the limited extent expressly set forth in the Plan. In accordance with the Plan, the holders of the Notes received shares of Class A Common Stock, par value $0.01 per share, of the Issuer (the “Class A Common Stock”), equal to their proportionate distribution of 90.1% of the shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share, of the Issuer (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) (subject to dilution by warrants issued by the Issuer to acquire Class A Common Stock and the Issuer’s Amended and Restated Equity and Incentive Compensation Plan). Also in accordance with the Plan, the holders of equity interests of the Issuer outstanding prior to the Effective Date (the “Old Equity”) received (i) a number of shares of New Class A Common Stock equal to their proportionate distribution of 9.4% of the Common Stock (subject to dilution by warrants issued by the Issuer to acquire Class A Common Stock and the Issuer’s Amended and Restated Equity and Incentive Compensation Plan) and (ii) their proportionate distribution of warrants to acquire the New Class A Common Stock.

As described in Item 4 below, pursuant to the Plan, the Reporting Entities acquired beneficial ownership of shares of Class A Common Stock on account of the Reporting Entities’ holdings of the Notes and the Old Equity.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated into this Item 4 by reference.

On August 22, 2020, the Issuer, FTS International Services, LLC and FTS Manufacturing, LLC (together with the Issuer and FTS International Services, LLC, the “Company”) and certain creditors of the Issuer, including the Reporting Entities entered into a Third Amended and Restated Restructuring Support Agreement (the “RSA”), pursuant to which, among other things, the holders of the Notes that were party to the RSA holding at least 50.01% of the aggregate outstanding principal amount of the Notes held by such holders (the “Required Consenting Noteholders”) were granted the right to appoint three directors to the Issuer’s board of directors (the “Board”).

On September 22, 2020, the Company filed petitions for voluntary relief (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). The Company’s Chapter 11 Cases were jointly administered under the caption In re FTS International, Inc., et al., Case No. 20-34622. On September 22, 2020, the Company filed the Joint Prepackaged Chapter 11 Plan of Reorganization of FTS International, Inc. and its Debtor Affiliates (as amended, modified or supplemented from time to time, the “Plan”) and the related disclosure statement (the “Disclosure Statement”). On November 4, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan, as modified by the Confirmation Order, and approving the Disclosure Statement. On the Effective Date, the Plan became effective in accordance with its terms and the Company emerged from Chapter 11.

On the Effective Date, the Reporting Entities collectively received 1,760,675 of the shares of Class A Common Stock issued as of the Effective Date under the Plan. In accordance with the terms and subject to the conditions of the Plan and the RSA, the Required Consenting Noteholders appointed Eugene Davis, Robert Kelly Owen and Christopher Sayer, a partner in GCM, to the Board effective as of the Effective Date to serve until the next annual meeting of stockholders of the Issuer. Following the Effective Date, the Required Consenting Noteholders have no right to appoint any directors of the Issuer.

The foregoing description of the RSA does not purport to be complete, and is subject to and qualified in its entirety by reference to the full text of the RSA, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated into this Item 3 by reference.

Except as set forth herein, the Reporting Entities have no other present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Entities intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Entities, conditions in the securities market and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Class A Common Stock, other securities or derivative instruments related thereto or selling some or all of their Class A Common Stock, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Class A Common Stock, and, alone or with others, pursuing discussions with the management, the Board, other holders of Class A Common Stock of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	GCM 1,760,675 12.86% G2 1,309,816 9.57%

(b)	(i)sole power to vote or direct the vote: GCM 1,760,675 G2 1,309,816 (ii)sole power to dispose or direct the disposition of: GCM 1,760,675 G2 1,309,816

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the applicable fund.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated into this Item 6 by reference.

Item 4 above summarizes certain provisions of the RSA. The description of the RSA included in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the RSA, which is incorporated into this Item 6 by reference.

Registration Rights Agreement

On the Effective Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders (the “Holders”), including the Reporting Entities. The Registration Rights Agreement provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, upon a request of Holders holding at least 7.5% of the Common Stock, the Issuer is required to file a Shelf Registration Statement (as defined in the Registration Rights Agreement) with respect to the Registrable Securities within 60 days of the Effective Date (or, if “fresh start” accounting is required, no later than 90 days following the Effective Date). Additionally, the Holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. The Reporting Entities have requested that the Issuer file a Shelf Registration Statement.

The obligations to register shares under the Registration Rights Agreement will terminate with respect to the Issuer and each Holder on the first date upon which the Holder no longer owns any Registrable Securities.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, a copy of which is attached here as Exhibit 1 and incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Entities, or between the Reporting Entities and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement, by and among the Reporting Entities, dated as of November 25, 2020

Exhibit 2 - Restructuring Support Agreement, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 24, 2020 (File No. 001-38382)

Exhibit 3 - Registration Rights Agreement, incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed November 19, 2020 (File No. 001-38382)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Glendon Capital Management, L.P.

November 30, 2020	By:	/s/ Haig Maghakian
Chief Compliance Officer / General Counsel

Glendon Opportunities Fund II, L.P.

November 30, 2020	By:	/s/ Haig Maghakian
Glendon Capital Associates II, LLC its General Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)